Execution Version

SHARE TENDER AGREEMENT

This SHARE TENDER AGREEMENT, dated as of March 14, 2011 (this “Agreement”), is made and entered into by and among Blue Cross and Blue Shield of South Carolina, a mutual insurance company organized under the laws of the state of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association, an association of independent Blue Cross and Blue Shield Plans (“Purchaser”), and Bandera Partners LLC, a Delaware limited liability company (“Bandera”) and certain of its Affiliates (as defined below) listed on Schedule 1 (collectively, with Bandera, the “Stockholders” and each a “Stockholder”).

A.           As of the date of this Agreement, the Stockholders are the beneficial owners of the number of shares of Common Stock (as defined below) set forth opposite the name of each of the Stockholders on Schedule 1 (together with any shares of Common Stock acquired by the Stockholders after the execution of this Agreement, whether upon the exercise of options, conversion of convertible securities or otherwise, the “Owned Shares”).

B.           Purchaser is willing, subject to certain conditions, to commence, or to cause a wholly owned subsidiary to commence, a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.05 per share (the “Common Stock”) of UCI Medical Affiliates, Inc., a Delaware corporation (the “Company”), not owned by Purchaser and its Affiliates, in exchange for $6.50 in cash, net to the seller, without interest and less any required withholding of taxes, for each share of Common Stock (the “Tender Price”).

C.           As a condition to Purchaser’s willingness to commence the Offer, Purchaser requires that each Stockholder agrees, and pursuant to the terms and conditions of this Agreement, the Stockholders agree (i) to tender in the Offer (and not withdraw) all of the Owned Shares (whether acquired prior to or after the execution of this Agreement) and (ii) to take the other actions described in this Agreement.

In consideration of the premises and for other good and valuable consideration given to each party, the receipt of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1.           Agreements to Commence the Offer and to Tender.

(a)           Agreement to Commence the Offer. Subject to the terms of this Agreement, including the conditions set forth in Section 2, Purchaser agrees that, no later than April 8, 2011, subject to compliance with Applicable Law (as defined below), Purchaser shall, or shall cause a wholly owned subsidiary to, commence the Offer in exchange for consideration of not less than the Tender Price, and with such other terms and conditions as are not inconsistent with this Agreement.  Purchaser may condition the consummation of the Offer and the acceptance of the tendered shares of Common Stock on, along with other customary conditions, (i) the participation of the holders of a sufficient number of the outstanding shares of Common Stock not owned by Purchaser or any of its Affiliates to result in the ownership by Purchaser or an Affiliate of not less than 90% of the outstanding shares of Common Stock, which, to the extent permitted by law, may be waived by the Purchaser in its sole discretion and (ii) the satisfaction of a non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer shares of Common Stock representing at least a majority of the aggregate number of outstanding shares of Common Stock, excluding shares of Common Stock beneficially owned by Purchaser and its Affiliates and the Company and its Affiliates. Purchaser will use all commercially reasonable efforts to comply with Applicable Law in the context of this Section 1(a), including Rule 14d-10(a)(2) under the Securities Exchange Act of 1934, as amended. “Applicable Law ” means any law, rule, regulation, directive, ordinance, code, governmental determination, guideline, order, treaty, convention, governmental certification requirement or other legally enforceable requirement of any Governmental Authority (as defined below). “Governmental Authority” means any national government or the government of any state or other political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies or other instrumentalities of any of them.

(b)           Agreement to Tender and Not Withdraw. Subject to the terms of this Agreement, each Stockholder agrees that, as promptly as practicable after the commencement of the Offer, and in any event no later than the 10th Business Day following the commencement of the Offer, such Stockholder shall irrevocably tender into the Offer all of the Owned Shares in accordance with the terms of the definitive offer documents, free and clear of all Liens. If any Stockholder acquires any Owned Shares after making such tender (or any subsequent tender), such Stockholder shall irrevocably tender into the Offer such Owned Shares on the date that such Stockholder acquires such Owned Shares. The Stockholders agree that once Owned Shares are tendered into the Offer, the Stockholders shall not withdraw the tender of such Owned Shares unless the Offer shall have been terminated or shall have expired, without shares being accepted for payment thereunder, in each case, in accordance with the terms of the definitive offer documents.  For purposes of this agreement, “Lien” means, with respect to the Owned Shares or, any mortgage, lien, pledge, infringement, reservation, restriction, charge, security interest or similar encumbrance of any kind or character in respect of such Owned Shares.

2.           Conditions. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction, or the waiver by Purchaser of the conditions to the Offer, as determined by Purchaser, and each of the following conditions:

(a)           The Offer shall have been duly approved and authorized by Purchaser’s Board of Directors.

(b)           There shall be no existing temporary restraining order, preliminary or permanent injunction, or other judgment, order or decree or other legal restraint or prohibition issued by a Governmental Authority preventing consummation of any of the transactions contemplated by this Agreement, including the Offer.

3.           Representations and Warranties. Each Stockholder hereby represents and warrants to Purchaser as follows:

(a)           Power; Due Authorization; Binding Agreement. The Stockholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and, except for withdrawal rights that may be required by U.S. federal securities laws, constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms.

(b)           Ownership of Shares. On the date of this Agreement, the Owned Shares set forth opposite the Stockholder’s name on Schedule 1, as applicable, are owned beneficially by the Stockholder and include all of the Owned Shares owned beneficially by the Stockholder (except as otherwise noted in footnote 1 on Schedule 1 with respect to beneficial ownership for purposes of Schedule 13D), free and clear of any Liens that would prevent the Stockholder from tendering its shares in accordance with this Agreement or complying with its other obligations under this Agreement. As of the date of this Agreement, the Stockholder has, and immediately prior to tendering of the Owned Shares in the Offer and immediately prior to the expiration of the Offer, the Stockholder will have sole or shared dispositive power with respect to the Owned Shares and will be entitled to dispose of the Owned Shares.

(c)           No Conflicts. The execution and delivery of this Agreement by the Stockholder does not, and the performance of the terms of this Agreement by the Stockholder will not, (i) require the Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority (as defined below) (other than any required filing under the U.S. federal securities laws), (ii) require the consent or approval of any other Person (as defined below) pursuant to any agreement, obligation or instrument binding on the Stockholder or its properties and assets, (iii) except for withdrawal rights that may be required by the U.S. federal securities laws, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or pursuant to which any of its properties or assets are bound or (iv) violate any other agreement to which the Stockholder is a party, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust. The Owned Shares are not, with respect to the voting or transfer of such Owned Shares, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust. “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority or any other entity. “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(d)           Acknowledgment. The Stockholder understands and acknowledges that if Purchaser commences the Offer, it will do so in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e)           Stockholder Capacity. The Stockholder is entering into this Agreement solely in its capacity as the beneficial owner of the Owned Shares and not any other capacity.

(f)           Affiliates of the Stockholder.  As of the date of this Agreement, no Affiliate of the Stockholder (other than as set forth on Schedule 1), including Bandera Partners Management LLC, Bandera Value Fund LLC, and Bandera Offshore Value Fund Ltd., directly owns any shares of Common Stock of the Company.

4.           Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Stockholders as follows:

(a)           Power; Due Authorization; Binding Agreement. Purchaser is a mutual insurance company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Purchaser has full corporate power and authority to execute and deliver this Agreement, and, subject to fulfillment of the conditions set forth in this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding agreement of Purchaser.

(b)           No Conflicts. The execution and delivery of this Agreement by Purchaser does not, and the performance of the terms of this Agreement by Purchaser will not, (i) require Purchaser to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority (other than any required filing under the U.S. federal securities laws), (ii) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on Purchaser or its properties and assets, (iii) except as may otherwise be required by the U.S. federal securities laws, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Purchaser or pursuant to which any of its assets are bound or (iv) violate any other agreement to which Purchaser is a party.

(c)           Common Stock. Purchaser has no intention to sell any of the shares of Common Stock beneficially owned by Purchaser and will not tender any of its shares of Common Stock into any tender or exchange offer by any Person that is not an Affiliate of Purchaser.

(d)           Material Non-Public Information. To its knowledge, Purchaser has not provided any material non-public information regarding the Company to the Stockholders that has not been previously disclosed or will not otherwise be disclosed in the Schedule 13D Amendments (as defined below).

5.           Certain Covenants of the Stockholders. Each Stockholder hereby covenants and agrees with Purchaser as follows:

(a)           Restriction on Transfer. From the date of this Agreement and until the termination of this Agreement in accordance with its terms, except any action contemplated by Section 1, the Stockholder shall not, directly or indirectly, (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares (any such action, a “Transfer”), or (ii), (x) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares, (y) take any action that would cause any representation or warranty of the Stockholder contained in this Agreement to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement or (z) commit or agree to take any of the foregoing actions.

(b)           Additional Shares. The Stockholder hereby agrees, during the term of this Agreement, to promptly notify Purchaser of any new Owned Shares acquired by the Stockholder or any of its Affiliates, if any, after the execution of this Agreement. Any such shares shall be subject to the terms of this Agreement as though owned by the Stockholder on the date of this Agreement.

(c)           Dissenter’s Rights. The Stockholder agrees not to exercise, nor to cause the exercise of, any dissenter’s or appraisal right in respect of the Owned Shares which may arise in the future.

(d)           Documentation and Information. The Stockholder (i) consents to and authorizes the publication and disclosure by Purchaser of its identity and holding of the Owned Shares, and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release, in any documents related to the Offer, or any other disclosure document required in connection with the Offer and any related transactions, and (ii) agrees as promptly as practicable to give to Purchaser any information reasonably related to the foregoing it may reasonably require for the preparation of any such disclosure documents. The Stockholder agrees as promptly as practicable to notify Purchaser of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent the Stockholder becomes aware that any shall have become false or misleading in any material respect.

(e)           Affiliates of the Stockholder.  If, at any time after the date of this Agreement, any Affiliate of the Stockholder not listed on Schedule 1, including Bandera Partners Management LLC, Bandera Value Fund LLC, or Bandera Offshore Value Fund Ltd., acquires shares of Common Stock, then such Stockholder will cause such Affiliate to enter into a counterpart of this Agreement, at which time the shares of Common Stock held by such Affiliate shall be Owned Shares and the Affiliate will become subject to all of the obligations set forth under this Agreement in respect of such shares.

(f)           Further Assurances. From time to time, at the request of Purchaser and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

6.           Miscellaneous.

(a)           Termination of this Agreement. This Agreement shall terminate upon the earlier to occur of (i) the termination or expiration of the Offer, without shares being accepted for payment thereunder and (ii) June 8, 2011 or, if at such date Purchaser or the Company is diligently responding to comments received from the Staff of the Securities and Exchange Commission (the “SEC”), the tenth Business Day (as defined below) after Purchaser or the Company shall have made a filing with the SEC definitively responding to all such comments.

(b)           Effect of Termination. In the event of termination of this Agreement pursuant to Section 6(a), this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, no such termination shall relieve any party from any liability for any breach of this Agreement occurring prior to such termination.

(c)           Entire Agreement; Amendments. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No amendment, modification or discharge of this agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and signed by each party.  No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(d)           Notices. All notices, requests and other communications to any party shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Purchaser, to:	Blue Cross and Blue Shield of South Carolina
Mail Code AA270
I-20 at Alpine Road
Columbia, South Carolina 29219
	Attention:	Duncan McIntosh
	Facsimile:	(803) 736-2713

with a copy (which shall not constitute notice) to:

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309
	Attention:	Randolph A. Moore III
	Facsimile:	(404) 253-8340

If to the Stockholders, to:	Bandera Partners LLC
50 Broad Street, Suite 1820
New York, New York 10004
	Attention:	Gregory Bylinsky
	Facsimile:	(212) 232-4586

with a copy (which shall not constitute notice) to:

Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
	Attention:	Robert E. Holton
	Facsimile:	(212) 715-1399

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient if received prior to 5:00 p.m., New York City time, and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York or Columbia, South Carolina.

(e)           Governing Law. This Agreement and any dispute arising hereunder or in connection with the matters contemplated hereby, whether in contract, tort or otherwise, shall be governed in all respects by the internal laws of the State of Delaware without giving effect to Delaware principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

(f)           Expenses. All expenses incurred by Purchaser in connection with or related to the authorization, preparation or execution of this Agreement and the consummation of the transactions contemplated hereby shall be borne solely and entirely by Purchaser, and all such expenses incurred by the Stockholders shall be borne solely and entirely by the Stockholders.

(g)           Jurisdiction. In the event of any litigation arising hereunder or in connection with the matters contemplated hereby, each party agrees to submit to the non-exclusive jurisdiction of courts of the State of Delaware and of the United States, in each case located in the county of New Castle, Delaware, and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties. Each of the parties to this Agreement consents to service being made through the notice procedures set forth in Section 6(d) and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 6(d) shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement.

(h)           Specific Performance. The parties agree and acknowledge that money damages would not be a sufficient remedy for any breach of this Agreement, therefore, in addition to all other remedies available under applicable law, each party shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any breach of this Agreement by the other party.  Neither party will oppose the granting of such relief and each party agrees it will waive any requirement for the posting of any bond or other security in connection therewith.

(i)           WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

(j)           No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties; provided that Purchaser may assign any of or all of its rights, interests and obligations under this Agreement to Purchaser or to any direct or indirect wholly owned subsidiary of Purchaser, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 6(j) shall be null and void.

(k)           Counterparts. This Agreement may be executed in counterparts (including by facsimile or electronic transmission) (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(l)           Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(m)           Public Disclosure. Purchaser and Bandera will each file an amendment to each of their respective Schedules 13D on file with the U.S. Securities and Exchange Commission (the “Schedule 13D Amendments”) as required by the U.S. federal securities laws no later than 8:00 am New York City time on March 15, 2011 announcing the execution of this Agreement, in a form reasonably satisfactory to each of Bandera and Purchaser.

(n)           Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

The parties have caused this Agreement to be duly executed as of the day and year first above written.

[Signatures on following page]

BLUE CROSS AND BLUE SHIELD OF
SOUTH CAROLINA

By:	/s/ Robert Leichtle
Name: Robert Leichtle
Title: CFO, Treasurer

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Name: Gregory Bylinsky
Title: Managing Director

BANDERA MASTER FUND L.P.

By:	Bandera Partners Management LLC,
its general partner

By:	/s/ Gregory Bylinsky
Name: Gregory Bylinsky
Title: Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

/s/ Andrew Shpiz
Andrew Shpiz

SCHEDULE 1

Name	Owned Shares1

Bandera Partners LLC	N/A
Bandera Master Fund L.P.	1,323,357
Gregory Bylinsky	15,011
Jefferson Gramm	20,500
Andrew Shpiz	N/A
Total:	1,358,868

1           Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”), directly owns 1,323,357 shares of Common Stock (the “Master Fund’s Shares”).  Bandera Partners LLC is the investment manager of Bandera Master Fund and may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the beneficial owner of the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.  Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners LLC.  As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners LLC, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owners of the Master Fund Shares.  In addition, Mr. Bylinsky directly owns 15,011 shares of Common Stock and Mr. Gramm directly owns 20,500 shares of Common Stock.